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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: June 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 00029815
CUSIP NUMBER 019777101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Allos Therapeutics, Inc.
Full Name of Registrant

Former Name if Applicable

11080 CirclePoint Road, Suite 200
Address of Principal Executive Office (Street and Number)

Westminster, Colorado, 80020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Allos Therapeutics, Inc. (the “Registrant”) is currently in the process of completing its financial statements and is evaluating its accounting for revenue recognition in connection with the Registrant’s collaboration with Mundipharma International Corporation Limited in response to SEC staff comments.  The Registrant does not expect any changes to its accounting to result in any changes to its total net cash flows from operating, investing or financing activities in any period. As a result of the foregoing, the Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”) by March 15, 2012 without unreasonable effort or expense.  Given the complexity of the matters involved, the Registrant is currently working to resolve the open matters and intends to file its 2011 10-K within the fifteen day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David C. Clark	(303)	426-6262
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting:

•                  A significant increase in total revenue for the year ended December 31, 2011 compared to the year ended December 31, 2010, resulting from increases in net product sales and license and other revenue.

•                  A decrease in total operating costs and expenses for the year ended December 31, 2011 compared to the year ended December 31, 2010, resulting from decreases in research and development costs and expenses and selling, general and administrative costs and expenses, as partially offset by increases in cost of sales, excluding amortization expense, and cost of license and other revenue.

•                  A significant decrease in net loss for the year ended December 31, 2011 compared to the year ended December 31, 2010.

•                  A significant decrease in net loss per share (basic and diluted) for the year ended December 31, 2011 compared to the year ended December 31, 2010.

As a result of the open matters in the SEC comment letters described above, the Registrant is unable at this time to provide a reasonable quantitative estimate of the foregoing changes.

This Form 12b-25 contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, are intended to identify such forward-looking statements, but their absence does not mean that a particular statement is not forward-looking.  Such forward-looking statements include statements regarding the timing of filing of the 2011 10-K and the contents thereof.  These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.  In any forward-looking statement in which the Registrant expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The Registrant cautions investors not to place undue reliance on the forward-looking statements contained herein. All forward-looking statements are based on information currently available to the Registrant on the date hereof, and the Registrant undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.

Allos Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2012	By	/s/ David C. Clark
David C. Clark
		Its:	Vice President, Finance and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).